United States securities and exchange commission logo





                            February 2, 2024

       Kevin Chin
       Chief Executive Officer
       VivoPower International PLC
       The Scalpel, 18th Floor, 52 Lime Street
       London EC3M 7AF
       United Kingdom

                                                        Re: VivoPower
International PLC
                                                            Form 20-F for the
Fiscal Year ended June 30, 2023
                                                            Filed October 2,
2023
                                                            File No. 001-37974

       Dear Kevin Chin:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year ended June 30, 2023

       Operating and Financial Review and Prospects
       A. Operating Results, page 29

   1. Please expand your disclosures of the non-IFRS measures of Adjusted EBITDA and
                                                        Adjusted EBITDA from
continuing operations to include the information required by Item
                                                        10(e)(1)(i) of
Regulation S-K, applicable via General Instruction C(e) to Form 20-F.

                                                        Such disclosures should
include an equally or more prominent discussion and analysis of the most directly
comparable IFRS measures, reconciliations from the most directly comparable IFRS
measures to your non-IFRS measures, and the reasons management believes the non-IFRS
measures provide useful information to investors.
   2. We see that you provide representations on pages 32 and F-18 that more than 10% of your revenues for the most
recently completed fiscal year were derived from one customer.
 Kevin Chin
VivoPower International PLC
February 2, 2024
Page 2
         Please revise your filing as necessary to include the information prescribed by paragraph
         34 of IFRS 8, i.e. to include the total amount of such revenues and to identify the segment(s) in which such revenues are reported.
Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

3. We note that your auditor represents in the opinion on page F-3, in describing a critical audit matter, that revenue for the year ended June 30, 2023 amounted to $22.5 million.
         However, in the consolidated statement of comprehensive income on page F-4, you report revenues of $15.1 million for this most recently completed period.

         Please discuss this observation with your auditor and arrange to obtain and file in an amendment to your Form 20-F a revised or updated audit opinion.

         However, if the revenues reported on page F-4 are in error, you should also make the necessary corrections and obtain a re-audit of the financial statements.
Exhibits

4. We understand from the explanatory note provided in your Form 20-F amendment that due to an administrative error you obtained and filed a revised consent from the auditor, and we see that the more recent consent identifies a previously filed Form F-3 in addition to the Form S-8 that was identified in the earlier consent.

         However, the consent at Exhibit 15.1, in referring to the audit report for which consent is being provided, identifies an audit report dated June 30, 2023, which is not consistent with the date of the audit report on page F-3, of October 2, 2023.

         Please discuss this inconsistency with your auditor and arrange to obtain and file in an amendment to your Form 20-F a consent that resolves this discrepancy. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Yong Kim at 202-551-3323 or Karl Hiller at 202-551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKevin Chin                                   Sincerely,
Comapany NameVivoPower International PLC
                                                               Division of
Corporation Finance
February 2, 2024 Page 2                                        Office of Energy
& Transportation
FirstName LastName